02 JUL 29 AM 10: 05

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

02042851

By cou

Leuven, 23 July 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

dlw 7/29

PRESS RELEASE

Interbrew launched a public tender offer to purchase remaining shares of Pivovarna Union

Brussels, 23 July 2002

Interbrew, *The World's Local Brewer ©*, received on 22 July from the Slovenian Securities' Market Agency (SMA) the approval to launch a public tender offer for all remaining voting shares of Pivovarna Union, which are not already in the property of Interbrew. Interbrew, which currently owns 40,92 % of all shares of Pivovarna Union, launched a public tender offer to purchase shares of Pivovarna Union at the price of SIT 90.000 per share.

Thereby, Interbrew confirms the price of SIT 90.000 per share of Pivovarna Union which it offered in the November 2001 public tender bid, as representing a fair value, especially against the background of worsening market conditions.

The tender offer will start on 23 July 2002 and be valid for 28 days.

Interbrew - *The World's Local Brewer©*
Interbrew, The World's Local Brewer©, is The Leading Consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Sophia Baah
Investors Relations Manager
Tel: +32-16-31-54-43
Fax: +32-16-31-57-13
E-mail: sophia.baah@interbrew.com

02 JUL 29 AM 10: 05

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 22 July 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE 02 JUL 29 AM 10: 05

Interbrew reports on latest developments in leaked documents case

Brussels, 22 July 2002

Interbrew, The World's Local Brewer©, is encouraged by the constructive dialogue currently taking place with the news organizations involved in the case over the leaked and falsified documents and welcomes the involvement of the Financial Services Authority (FSA) and Euronext Brussels, in their relevant capacities, searching for a solution.

Reuters, The Financial Times and The Times have requested Interbrew to postpone the deadline set for Monday 22 July 10 a.m. (UK time). Considering the constructive dialogue between all parties, Interbrew has granted a further short delay to these three news organizations, before taking further action, which should be sufficient to allow them to reach agreement in principle with the FSA as to the delivery of the original documents.

Interbrew's proposed settlement with the media expressly provided that in the event that any news organization confirmed that it did not have an original copy of the leaked and falsified documents, it would be exempted from any further court proceedings. The Independent has now informed Interbrew that they do not hold an original copy of the documents. We appreciate them coming forward with this information and, as mentioned in Interbrew's press release issued on 18 July 2002, no further steps will be taken.

Finally, Interbrew was advised of the position of The Guardian which has gone before the courts three times representing its interests as the recipient of the leaked and falsified documents. After all this, The Guardian now suggest that the documents are not in its possession, rather that they are in the possession of their journalist and that they are not willing to compel him to hand them over to the FSA.

Interbrew continues to be respectful of the issue of principle which The Guardian believes is involved in this matter, and has formulated a settlement proposal that excludes Interbrew from any knowledge derived by the FSA from the receipt of the documents. However, the courts have ruled that in this exceptional case the parties have a higher duty, namely to the victims of the fraud, which includes the general public.

Since it is now clear that The Guardian is not willing to enter into a constructive settlement dialogue, with the FSA, Interbrew has no choice but to apply to the court for enforcement of its order against The Guardian.

The application will be made today, and is expected to be heard as soon as a hearing can be fixed.

The FSA and Euronext Brussels have been advised accordingly.

Interbrew - *The World's Local Brewer©*

Interbrew, The World's Local Brewer©, is The Leading Consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Sophia Baah
Investors Relations Manager
Tel: +32-16-31-54-43
Mobile: +32-475-92-24-12
Fax: +32-16-31-57-13
E-mail: sophia.baah@interbrew.com